NATIONS FUNDS TRUST
Nations Marsico Focused Equities Fund, Nations Marsico Growth Fund, Nations Marsico
21st Century Fund, Nations LifeGoal Growth Portfolio, Nations LifeGoal Balanced
Growth Portfolio and Nations LifeGoal Income and Growth Portfolio
(collectively the “Funds”)

Supplement dated January 29, 2003
to Prospectuses dated August 1, 2002, as supplemented

The prospectuses for the Funds are hereby supplemented as follows:

1.	Effective February 1, 2003, Mr. Thomas F. Marsico and Mr. James A. Hillary co-manage Nations Marsico Focused Equities Master Portfolio and Nations Marsico Growth Master Portfolio, in which Nations Marsico Focused Equities Fund and Nations Marsico Growth Fund invest all of their assets, respectively.

2.	Effective February 1, 2003, Mr. Hillary no longer manages Nations Marsico 21st Century Master Portfolio, in which Nations Marsico 21st Century Fund invests all of its assets. Mr. Corydon J. Gilchrist, CFA is the portfolio manager of Nations Marsico 21st Century Master Portfolio. Prior to joining Marsico Capital Management, LLC in May of 2000, Mr. Gilchrist spent four years as an international portfolio manager and analyst at Invista Capital Management, where he was on a committee that managed several international equity funds. He holds BBA and MBA degrees from the University of Iowa, and holds a CFA charter.

3.	All references to the portfolio managers of Nations Marsico Focused Equities Fund, Nations Marsico Growth Fund and Nations Marsico 21st Century Fund throughout the prospectuses should be read in accordance with the above information.